UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Commission File Number 005-50985
Cusip Number 37517 W 107

NOTIFICATION OF LATE FILING

(Check One):
☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION
GigaBeam Corporation
Full Name of Registrant
Former Name if Applicable 470 Springpark Place, Suite 900
Address of Principal Executive Office (Street and Number)
Herndon, Virginia 20170
(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box. If appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

The registrant could not complete its annual report on Form 10-KSB for the fiscal year period ended December 31, 2005 on a timely basis due to the limited staff and other resources of the registrant available to prepare the report within the prescribed time period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Leighton J. Stephenson	571	283-6200
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒Yes ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion  thereof?  ☒Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GigaBeam Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

GigaBeam Corporation

Date: April 3, 2006	By:	/s/ Leighton J. Stephenson
Leighton J. Stephenson
Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5.  ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

ATTACHMENT TO PART IV OF
FORM 12b-25 OF
GigaBeam Corporation

With respect to its Form 10-KSB for the annual period
ended December 31, 2005

The registrant estimates that its results of operations for the year ended December 31, 2005 as reflected in its statement of operations to be included in its Form 10-KSB for the annual period ended December 31, 2005 will reflect net sales of $1,196,512 for the year ended December 31, 2005. The initial revenues from the issuer’s operations occurred in the latter part of the quarter ended June 30, 2005. There were no revenues in the comparable 2004 period. Research and development expenses increased from $4,403,500 for the period from January 5, 2004 (inception) to December 31, 2004 to $5,635,047 for the year ended December 31, 2005 (the 2004 period hereinafter referred to as the comparable 2004 period), primarily due to increased spending for outside engineering development projects, increased equipment rental costs, and increases in salaries and benefits related to increases in the internal engineering group size between 2004 period and 2005. General and administrative expenses increased to 4,115,219 for the year ended December 31, 2005, from $1,523,903 for the comparable 2004 period, due to increased legal and professional fees, higher insurance premiums due to increased coverage, and increased overall activity levels and the expenses of operating as a publicly traded company. Sales and marketing expenses for the year ended December 31, 2005 were $2,873,918, compared to $641,165 for the comparable 2004 period. The primary reason for increased expenses in this area are a significant increase in the size of the sales and marketing force in 2005 to market and sell our WiFiber G and GigE products, and increased sales activity, particularly international travel. Service, install and link operations expenses for the year ended December 31, 2005 were $1,234,945, compared to $264,926 for the comparable 2004 period. In 2005, these expenses were comprised primarily of salaries and benefits of staff that supports installed customer and test links nationwide, as well as travel costs and expensed supplies for their daily operations. In 2004, activity levels in this category included only salary and expenses of the Vice-President of service, install and link operations, at the Virginia headquarters. Total net other expenses for the year ended December 31, 2005 were $1,016,346, compared to $671,506 for the comparable 2004 period. The primary increase in 2005 results from increased outstanding debt for the total year, and the amortization of a beneficial conversion feature related to the issuance of our 8% notes in February, 2005, categorized as interest expense. As a result of the foregoing, the issuer expects to report net losses of $15,306,358 for the year ended December 31, 2005, compared to net losses of $7,505,000 for the comparable 2004 period.